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                             February 10, 2021

       Mark C. McKenna
       President and Chief Executive Officer
       Prometheus Biosciences, Inc.
       9410 Carroll Park Drive
       San Diego, California 92121

                                                        Re: Prometheus
Biosciences, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
15, 2021
                                                            CIK No.0001718852

       Dear Mr. McKenna:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted January 15, 2021

       Prospectus Summary, page 1

   1. We note your response to our prior comment number 6. In certain places you state that you will collaborate
with Takeda "to develop a therapeutic candidate for the TPR15 program." However, in
other places it appears that the Company is solely responsible for developing a companion
diagnostic product for a drug that Takeda is solely responsible for developing and
commercializing. Please reconcile this disclosure, and to the extent you are solely
responsible for developing a companion diagnostic and not any drug candidate, please tell
us why you feel it is appropriate to include TPR15 in your pipeline table.
 Mark C. McKenna
Prometheus Biosciences, Inc.
February 10, 2021
Page 2
Use of Proceeds, page 76

2. We note your response to our prior comment number 8. We note your disclosure that you intend to use a portion of the net proceeds to fund the clinical development of PRA023 and PR600. Please revise page 74 to specify how far in the clinical development of your product candidates you expect to reach with the net proceeds for each indication.
Business, page 100

3. Please revise page 102 to describe the meaning of p-values and how they relate to the
      FDA   s standards of efficacy.
4.    We note your response to our prior comment number 12. Please revise page
110 to
      disclose the number of subjects and duration of the two mouse models of IBD conducted by Cedars-Sinai. Please also further explain or quantify the substantial reduction observed.
5. We note your response to our prior comment number 13. Please revise to provide a definition for the terms endoscopic improvement, clinical remission and disease biomarkers.
6.    We note your response to our prior comment number 14. Please revise page
111 to
      provide more context for, and clearly explain, your statement that your companion diagnostic achieved 4-times greater probability of identifying patients with increased
      TL1A expression over IBD patients with lowered TL1A expression. If this is a metric, such as positive predictive value, then please also explain the metric.
       You may contact Ameen Hamady at 202-551-3891 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameMark C. McKenna
                                                          Division of
Corporation Finance
Comapany NamePrometheus Biosciences, Inc.
                                                          Office of Life
Sciences
February 10, 2021 Page 2
cc:       Matthew T. Bush
FirstName LastName